Spartan Business Services, Inc.
2200 Timber Rose Drive
Las Vegas, NV  89134
Telephone: (702) 250-4423

August 21, 2009

VIA EDGAR TRANSMISSION AND FIRST CLASS MAIL

Mail Stop 3010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Mr. Mark Rakip
                    Staff Accountant

Re:  Spartan Business Services, Inc.
        Response to Comments Issued August 13, 2009 on Item 4.01 Form 8-K Filed
        August 13, 2009
        File No. 333-156796

Dear Mr. Rakip:

On behalf of Spartan Business Services, Inc. (the "Company"), this letter responds to your August 13, 2009 comment letter concerning Item 4.01 of our Form 8-K filed on August 13, 2009.  For your convenience, your comments have been reproduced below, followed by the Company's response to the comments.

Form 8-K filed August 13, 2009

Item 4.01 Changes in Registrant's Certifying Accountant

1.  Regarding your disclosure related to disagreements, please amend your Item 4.01 Form 8-K filed August 13, 2009 to cover the interim period from the date of the last audited financial statements through August 6, 2009, the date of dismissal of Moore & Associates, Chartered.  Refer to Item 304(a)(1)(iv) of Regulation S-K.  Please also obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:  We note Staff's comment and have revised our disclosure in Item 4.01 accordingly in our amended Form 8-K/A.  We have also included an updated Exhibit 16 letter from our former accountant agreeing with the statements made in the amended Form 8-K/A.

Spartan Business Services, Inc.
August 21, 2009
Response to Comments Issued August 13, 2009 on Item 4.01 Form 8-K Filed
August 13, 2009
File No. 333-156796

2.  Please clarify whether during the two most recent fiscal years or any subsequent interim period, you (or someone on your behalf) consulted with Seale & Beers, CPAs, LLC, your newly engaged accountant, regarding the either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advise was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).  Please refer to Item 304(a)(2) of Regulation S-K.

RESPONSE:  We note Staff's comment and have revised our disclosure accordingly in our amended Form 8-K/A.

Further, the Company acknowledges that:

1)  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements.  We hope our response satisfactorily addresses your comments.

Respectfully submitted,

Spartan Business Services, Inc.

/s/ Molly Blaszczak
    Molly Blaszczak
    President